0-13391

02027829

P.E 4-15-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002 - dated April 15, 2002

Commission file number 0-13391

SAMEX Mining Corp.

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

0766504

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
TRADING SYMBOLS:
SXG - CDNX
SMXMF - NASD OTC:BB

CORPORATE OFFICE
301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930

NEWS RELEASE - No. 6-02

April 12, 2002

ANNUAL GENERAL MEETING

The Annual General Meeting of SAMEX Mining Corp. will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 23, 2002 at 2:30 P.M.

DEBT REDUCTION - PORTION OF PROMISSORY NOTE CONVERTED TO UNITS

A $100,000 portion of principal of a $300,000 Convertible Promissory Note (dated July 31, 1998) was converted into 250,000 share/warrant units at a price of $0.40 per unit. The 250,000 shares and warrant were issued April 1, 2002. The warrant entitles the holder to purchaser an additional 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which expires June 30, 2003. The Company also made an interest payment of $28,244.67 to the Note holder to cover the 7% interest due on the $100,000 portion of principal that was converted to Units. The conversion and interest payment effectively reduced the Company's long-term debt by reducing the principal of the Convertible Promissory Note from $300,000 down to $200,000 and by paying down a $28,244.67 portion of interest due on the Note. (For original details on the Convertible Note, see News Release No. 11-98 dated October 2, 1998).

STOCK OPTIONS ACCEPTED

On March 19, 2002, SAMEX granted 1,480,000 incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007 (see News Release No. 5-02 dated March 19, 2002). The CDNX has accepted this grant of options for filing. 1,300,000 of the new options were granted to Directors/Officers of the Company.

Jeffrey Dahl
President

SAMEX

SAMEX MINING CORP.

301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
TEL: (604) 870-9920
FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
SYMBOL: SXG-VSE

April 15, 2002

BC Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

filed on SEDAR

SEC MAIL PROCESSING
RECEIVED
APR 25 2002
WASH. D.C. 161 SECTION

Dear Sirs:

RE: Material Change Report Under Section 67(1)

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1. Form 27 - Material Change Report; and

2. Copy of the Company's News Releases dated April 12, 2002 and October 2, 1998.

Yours truly,

Brenda L. McLean
Corporate Secretary

/blm
Encl.

cc: Leschert & Company, Attn: Allen Leschert
Canadian Venture Exchange - filed on SEDAR
US Securities Commission
Moody's Investors Service
Pink Sheets LLC

This is the form of material change report required under Section 67(1) of the Securities Act.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

Reporting Issuer

SAMEX Mining Corp.
#301 32920 Ventura Avenue
Abbotsford, BC
V2S 6J3
Telephone: (604) 870-9920 Toll Free: 800 828-1488
Fax: (604) 870-9930

Date of Material Change

April 12, 2002

Press Release

The Company issued the attached News Release on April 12, 2002.

Summary of Material Change

DEBT REDUCTION - PORTION OF PROMISSORY NOTE CONVERTED TO UNITS

A $100,000 portion of principal of a $300,000 Convertible Promissory Note (dated July 31, 1998) was converted into 250,000 share/warrant units at a price of $0.40 per unit. The 250,000 shares and warrant were issued April 1, 2002. The warrant entitles the holder to purchaser an additional 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which expires June 30, 2003. The Company also made an interest payment of $28,244.67 to the Note holder to cover the 7% interest due on the $100,000 portion of principal that was converted to Units. The conversion and interest payment effectively reduced the Company's long-term debt by reducing the principal of the Convertible Promissory Note from $300,000 down to $200,000 and by paying down a $28,244.67 portion of interest due on the Note. (For original details on the Convertible Note, see News Release No. 11-98 dated October 2, 1998).

Full Description of Material Change

See attached copy of the April 12, 2002 News Release and the October 2, 1998 News Release.

Reliance on Section 67(2) of the Act

Not applicable.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 15th day of April, 2002.

Larry D. McLean
Director

SAMEX

S A M E X M I N I N G C O R P.

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
TRADING SYMBOLS:
SXG - CDNX
SMXMF - NASD OTC:BB

CORPORATE OFFICE
301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930

NEWS RELEASE - No. 6-02

April 12, 2002

ANNUAL GENERAL MEETING

The Annual General Meeting of SAMEX Mining Corp. will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 23, 2002 at 2:30 P.M.

DEBT REDUCTION - PORTION OF PROMISSORY NOTE CONVERTED TO UNITS

A $100,000 portion of principal of a $300,000 Convertible Promissory Note (dated July 31, 1998) was converted into 250,000 share/warrant units at a price of $0.40 per unit. The 250,000 shares and warrant were issued April 1, 2002. The warrant entitles the holder to purchaser an additional 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which expires June 30, 2003. The Company also made an interest payment of $28,244.67 to the Note holder to cover the 7% interest due on the $100,000 portion of principal that was converted to Units. The conversion and interest payment effectively reduced the Company's long-term debt by reducing the principal of the Convertible Promissory Note from $300,000 down to $200,000 and by paying down a $28,244.67 portion of interest due on the Note. (For original details on the Convertible Note, see News Release No. 11-98 dated October 2, 1998).

STOCK OPTIONS ACCEPTED

On March 19, 2002, SAMEX granted 1,480,000 incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007 (see News Release No. 5-02 dated March 19, 2002). The CDNX has accepted this grant of options for filing. 1,300,000 of the new options were granted to Directors/Officers of the Company.

"Jeffrey Dahl"
President

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

SAMEX

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com

CORPORATE OFFICE
301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930

SOUTH AMERICAN OFFICE
Av.14 de Septiembre #5080
Esquina Calle 5, Obrajes
La Paz - BOLIVIA
TEL: (5912) 783202
FAX: (5912) 786990

NEWS RELEASE

Trading Symbol: SXG-V **No. 11-98** **October 2, 1998**

- **PRIVATE PLACEMENT OF CONVERTIBLE DEBENTURE COMPLETED**

The Vancouver Stock Exchange has granted final acceptance for the private placement of a $300,000 Convertible Note announced in SAMEX news release No. 9-98 dated July 31, 1998. The Note is convertible until June 30, 2003 (Maturity Date) into units at a price of $0.25 per unit in year one, at $0.30 in year two, at $0.35 in year three, at $0.40 in year four, and at $0.45 in year five. Each unit consists of one common share and one share purchase warrant which will entitle the holder to purchase one additional common share of the Company for two years from the date the Note is converted or the balance of the term of the note, if less than two years. The warrants are exercisable at a price of $0.25 if converted in the first year, $0.30 if converted in the second year, $0.35 if converted in the third year, $0.40 if converted in the fourth year, and $0.45 if converted in the fifth year. The amount due under the Convertible Note will bear interest at 9% per annum compounded annually, which will be accrued but not payable until the Maturity Date or, if the principal and interest remain unpaid after the Maturity Date, at 10% per annum compounded annually as calculated from the date the Note was originally issued. If the Convertible Note is converted in whole or in part prior to the Maturity Date, interest thereon will be reduced to 7% per annum compounded annually. Any units issued upon conversion of the Note will be subject to a hold period expiring November 30, 1998.

- **PRIVATE PLACEMENT**

The private placement of 460,000 units a price of $0.25 per unit announced in SAMEX news release No. 9-98 dated July 31, 1998 has been canceled. In its place, the Company has arranged a private placement of 400,000 units comprised of one common share and one warrant at a price of $0.25 per unit. The warrant will entitle the holder to purchase an additional common share at a price of $0.35 if exercised at any time during the two year term of the warrant. The proceeds of the private placement will be used for drilling on the Company's mineral properties in Bolivia and for general working capital. The private placement is subject to regulatory approval.

- **DRILLING AGUA DE CASTILLA GOLD PROSPECT - BOLIVIA**

Drilling has commenced at the Company's 100% owned Agua de Castilla gold prospect in Bolivia. The **South Sinter Target** zone is being explored for hot springs deposits which can typically host bulk-tonnage ore bodies grading 2.5 to 3.0 grams/metric ton gold and 12 to 20 grams/metric ton silver. IP surveys have defined a sulfide-bearing, oval-shaped target zone which cuts steeply up through deformed Cretaceous sedimentary rocks and is overlapped/capped by extensive sinter deposits. The zone is 1500-meters long by up to 700-meters across and persists to great depth. Geologic relationships and geochemical analytical results support that the chargeability zone represents a possible precious-metal ore body of sulfide mineralization deposited in the large feeder zone of a hot springs system. The target dimensions are permissive of a near-surface, ore body of 15 million to >50 million metric tons. Initial core drilling (1000 meters) in up to five holes will be focused on the feeder zone to the sinter deposits.

An outboard concealed target (**North Mantos Target**) is also identified by IP surveys and appears to comprise, fault-controlled/segmented, sulfide-mineralized mantos (replaced stratigraphic interval) within late-Tertiary and/or Cretaceous sedimentary rocks, or along the unconformable interface with Paleozoic (Ordovician) sediments. This **North Mantos Target** occurs at average depths ranging between 120 to 150 meters beneath the surface; has a thickness of between 50 to 70 meters, and is 600 to 1300 meters across by 2000 meters long. These dimensions and features are permissive for a target that could host a Basin and Range-style sediment-hosted gold deposit of 30 million to >75 million metric tons.

Jeffrey P. Dahl - Vice Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX Mining Corp.
(Registrant)

Date: April 15, 2002

By: ______________________

Larry D. McLean
Vice President, Operations